SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                           Long Form of Press Release

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F _x_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes ___ No _x_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 6, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                              By: /s/ Pedro Toll

                                              Name: Pedro Toll
                                              Title: General Manager

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

            REPORTS FIRST QUARTER 2004 NET INCOME OF US$29.8 MILLION

1Q04 Financial Highlights

o Net Income was US$29.8 million in the 1Q04, compared to US$16.2 million for the 4Q03, and US$10.4 million for the 1Q03.

o Exposure in Argentina (net of allowance for credit losses and impairment loss) is US$222 million, down 45% from a year ago, and down 7% from last quarter.

Panama  City,  Republic  of  Panama,  May 4,  2004 -  Banco  Latinoamericano  de
Exportaciones, S.A. ("BLADEX" or "the Bank") (NYSE: BLX), announced today its results for the first quarter ended March 31, 2004. (The Bank's financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars.)

The Bank reported net income of US$29.8 million for the first quarter of 2004, or US$0.76 per share, compared to net income of US$16.2 million, or US$0.41 per share, in the previous quarter, and net income of US$10.4 million, or US$0.58 per share, in the first quarter of 2003.

Net income for the first quarter of 2004 reflected the effect of US$36 million in partial payments and prepayments of Argentine restructured loans, which contributed to the reversals of the allowance for credit losses in the amount of US$19 million out of a total of US$21.4 million.

                                   Key Figures

             -------------------------------------------------------
                                              1Q03     4Q03     1Q04
             -------------------------------------------------------
             Net Income (In US$ million)     $10.4    $16.2    $29.8

             EPS*                            $0.58    $0.41    $0.76

             Return on Average Equity        12.1%    11.2%    20.2%

             Tier 1 Capital Ratio            18.2%    35.4%    37.9%

             Net interest margin             1.73%    2.07%    1.69%
             -------------------------------------------------------
            *Earnings per share calculations are based on the average number of shares outstanding during each period. During the first quarter of 2004 the average number of common shares was 39.4 million, compared to
            39.3 million in the fourth quarter of 2003, and 17.3 million during the first quarter of 2003.

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of BLADEX stated, "With the turnaround of the Bank now complete, the overall framework of our operations is being defined by significantly improved prospects for economic growth in the Region, continued progress on our plan to strengthen and broaden the scope of our business model and, generally, a stable or improved risk profile in our portfolio. Within this context, the first quarter's financial results were driven by three factors: first, strong principal repayments in Argentina; second, a market temporarily flushed with liquidity, resulting in declining interest rates and pressure on lending margins, and third, continued progress on improving our efficiency levels.

The strong performance of our portfolio in Argentina was related to generally increasing levels of liquidity in the local market, and to record high commodity (export) prices. I'm pleased to report that we collected US$36 million in principal repayments during the period, bringing our total net exposure to US$222 million, 7% lower than at year-end 2003.

Regarding the pressure on margins that we saw during the quarter, we have taken the position that, given the improved economic growth prospects in the Region, this trend is likely to reverse itself as credit demand strengthens. As a result, we elected to slow down our lending in order to preserve lending capacity within our credit limits and have it available once pricing terms improve in our favor.

The approximate 5 basis point decrease in short-term LIBOR interest rates over the quarter hurt us because, with our assets re-pricing faster than our liabilities, our balance sheet is positioned to take advantage of interest rate increases. We maintain our view that interest rates are heading for an increase, however, and currently expect to keep our maturity profile unchanged. All other things being equal, we estimate that a 25 basis points increase in the general level of interest rates would result in a US$2.1 million additional net interest income through year-end.

The most exciting developments during the quarter took place outside the scope of the financial statements, however. With the arrival of Mr. Rubens Amaral to head our commercial operations out of our New York Agency, we put in place the last of the missing pieces needed to put the transformation of the Bank into high gear. We are taking steps to optimize our client coverage model, changing the segmentation of our client base to allow for more effective cross selling tactics identifying and pursuing new product opportunities, optimizing the structure of our sales force, and incorporating the feedback developed during our brand and perception study into our plans. Most importantly, we have been very successful in attracting top caliber people to our team.

I'm pleased to report that at our Annual Shareholders' Meeting, we received approval by practically 100% of the votes cast on all items submitted to shareholders. Furthermore, we are seeing greater interest from the market in our company, evidenced by a greater flow of our information, broader analyst coverage, and an overall higher level of Investor Relations activity.

Lastly, we continue studying the capital management question closely, aiming to arrive at a solution that will make the most sense in view of risk levels, growth opportunities, and our shareholders' best interests. Assuming a stable scenario, it is the Bank's intention to take additional action on the capital management front during 2004."

NET INTEREST INCOME

Net interest income in the first quarter of 2004 amounted to US$11.3 million, compared to US$13.3 million in the fourth quarter of 2003, and US$13.8 million in the first quarter 2003. The US$1.9 million decline in the first quarter 2004 compared to the fourth quarter of 2003 was mainly attributable to lower lending margins, decreased scheduled interest payments on the Bank's single non-accrual loan outside Argentina, and lower interest rates, which had a negative impact on the interest rate gap, which currently is asset sensitive. These factors were partially offset by higher average loan volumes.

Net interest margin

The table below provides the net interest margin (net interest income divided by the average balance of interest-earning assets), and net interest spread (average yield earned on interest-earning assets, less the average rate paid on interest-bearing liabilities) for the periods indicated:

                                       1Q03      4Q03       1Q04
               -------------------------------------------------
               Net Interest Margin    1.73%     2.07%      1.69%
               Net Interest Spread    1.13%     1.41%      1.11%
               -------------------------------------------------

1Q04 vs. 4Q03
The decreases in net interest margin and net interest spread for the first quarter of 2004, compared to the fourth quarter of 2003, were 38 basis points and 30 basis points, respectively. The 38 basis point decrease in the net interest margin was mainly due to: (i) lower spreads over LIBOR on the accruing loan and investment portfolio (-15 basis points); (ii) lower interest collections on the Bank's single non-accrual loan portfolio outside Argentina, resulting from lower interest payment scheduled maturities during the first quarter of 2004 (-13 basis points); and (iii) falling interest rates, which had a negative impact on the asset sensitive interest rate gap, and generated a lower return on the Bank's available capital funds (-10 basis points). The decrease in net interest spread reflects the combination of re-pricing assets in a falling interest rate environment, and generally lower lending spreads over LIBOR.

COMMISSION INCOME

The following table shows the components of commission income for the periods indicated:

      --------------------------------------------------------------------
      (In US$ thousands)                          1Q03      4Q03      1Q04
      --------------------------------------------------------------------
      Letters of credit                         $1,241      $794    $1,124

      Guarantees:

            Country risk coverage business         328       309       306

            Other guarantees                       294       145       130

      Loans                                        576       346       165
                                                ------    ------    ------
      --------------------------------------------------------------------
      Total Commission Income                   $2,438    $1,595    $1,724
                                                ======    ======    ======
      --------------------------------------------------------------------

Commission income for the first quarter of 2004 increased by 8% compared to the fourth quarter of 2003 mostly due to increased volumes in letters of credit.

PROVISIONS FOR CREDIT LOSSES

During the first quarter of 2004, the Bank reversed US$21.4 million of its allowance for credit losses, mainly as a result of principal payments on Argentine restructured loans. During the quarter as well, the Bank increased its general reserve coverage for Dominican Republic credits, and lowered certain general reserves in line with reduced country exposure levels. (For additional information, please refer to Asset Quality section on page 10.)

OPERATING EXPENSES

The following table shows a breakdown of the components of operating expenses for the periods indicated:

     (In US$ thousands)
     -----------------------------------------------------------------------
                                                    1Q03      4Q03      1Q04
     -----------------------------------------------------------------------
     Salaries and other employee expenses         $2,549    $4,298    $2,377

     Depreciation                                    376       381       359

     Professional services                           488       984       507

     Maintenance and repairs                         214       335       256

     Other operating expenses                        958     1,813     1,190
                                                  ------    ------    ------
     -----------------------------------------------------------------------
           Total Operating Expenses               $4,585    $7,812    $4,689
                                                  ======    ======    ======
     -----------------------------------------------------------------------

1Q04 vs. 4Q03

Salaries and other employee expenses for the fourth quarter of 2003 and first quarter of 2004 include variable compensation and severance provisions of US$2.1 million and US$0.4 million, respectively. Excluding the impact of these provisions, salaries and other employee expenses for the first quarter of 2004 decreased by 12%. Professional service expenses for the first quarter of 2004 decreased by US$0.5 million (49%), reflecting the one-time nature of recruiting and legal fees during the fourth quarter of 2003. Other operating expenses for the first quarter of 2004 decreased by US$0.6 million (34%), primarily due to expenses related to the Bank's brand image project incurred during the fourth quarter of 2003.

BUSINESS OVERVIEW

   [The following table was depicted as a bar chart in the printed material.]

                         Credit Portfolio Disbursements

                                        US$ Million
                             1QTR03         974
                             2QTR03         962
                             3QTR03         986
                             4QTR03       1,208
                             1QTR04         991

   [The following table was depicted as a bar chart in the printed material.]

                                Credit Portfolio

                                          US$ Million
                        ---------------------------------------------
                                                Non-Accrual
                                                  Credit
                        Trade     Non-Trade      Portfolio
                        -----     ---------     -----------
          31-Mar-03     1,528        997            758         3,283
          30-Jun-03     1,455        857            632         2,944
          30-Sep-03     1,580        717            500         2,797
          31-Dec-03     1,719        646            482         2,847
          31-Mar-04     1,740        524            446         2,710


Lower disbursements in the first quarter of 2004 reflect the decision by the Bank to preserve availability within its credit facilities in the face of narrow spreads.

The geographic composition (excluding the non-accruing portfolio in Argentina) of the Bank's credit portfolio by type of client as of March 31, 2004, was as follows:

-------------------------------------------------------------------------------------------------------------------
                                                     Caribbean
                Brazil     Mexico     Dominican     and Central      South      Other (*)      Total        Total
                                       Republic       America       America                   03/31/04     12/31/03
-------------------------------------------------------------------------------------------------------------------
Banks             78%        48%         100%            49%          65%         100%           69%          67%

Other             22%        52%           0%            51%          35%           0%           31%          33%

Trade             82%        81%          91%            98%          60%           5%           75%          71%

Non-Trade         18%        19%           9%             2%          40%          95%           25%          29%
-------------------------------------------------------------------------------------------------------------------

(*) Other - consists of reverse repurchase agreements classified as U.S. country risk of US$132 million, guarantees for US$7 million issued to a multilateral bank in Honduras and a US$52 thousand letter of credit confirmed for a bank in Spain.

As of March 31, 2004, 87% of the Bank's credit portfolio (excluding Argentina) was scheduled to mature on or before March 31, 2005.

The Bank's total assets and contingencies, and risk-weighted assets by country, as of March 31, 2004 were as follows:

   [The following table was depicted as a pie chart in the printed material.]

                   Assets and Contingencies - Credit Exposure
                      (in US$ Million, except percentages)

                     Argentina                $399      15%
                     Brazil                 $1,074      40%
                     Chile                    $137       5%
                     Dominican Republic        $25       1%
                     Mexico                   $333      12%
                     Venezuela                 $48       2%
                     Other Countries (1)      $694      26%

(1) Other countries - includes securities purchased under agreements to resell of US$132 million classified as US country risk, US$7 million in guarantees issued to a multilateral bank in Honduras and a US$52 thousand letter of credit confirmed for a bank in Spain.

Does not include US$206 million correspondent to cash and due from banks, interest-bearing deposits with banks, unearned income, premises and equipment, accrued interest receivable, deriviative financial instruments-assets, and other assets.

   [The following table was depicted as a pie chart in the printed material.]

                              Risk Weighted Assets
                      (In US$ Million, except percentages)

                     Argentina                $399      26%
                     Brazil                   $507      32%
                     Chile                     $65       4%
                     Dominican Republic         $5       0%
                     Mexico                   $186      12%
                     Venezuela                 $48       3%
                     Other Countries (1)      $352      23%

(1) Other countries - includes securities purchased under agreements to resell of US$132 million classified as US country risk, US$7 million in guarantees issued to a multilateral bank in Honduras and a US$52 thousand letter of credit confirmed for a bank in Spain.

Does not include US$51 million correspondent to cash and due from banks, interest-bearing deposits with banks, unearned income, premises and equipment, accrued interest receivable, deriviative financial instruments-assets, and other assets.

ARGENTINE EXPOSURE

   [The following table was depicted as a bar chart in the printed material.]

                               Argentine Exposure

                                                         Reserve and
                               US$ Million              mark-to-market
                     ------------------------------       as a % of
                     Nominal Value     Net Exposure     nominal value
          Dec-01          1,155           1,002              13%
          Mar-02          1,001             828              17%
          Jun-02            961             494              49%
          Sep-02            929             462              50%
          Dec-02            847             394              53%
          Mar-03            824             401              51%
          Jun-03            618             350              43%
          Sep-03            457             272              40%
          Dec-03            440             240              45%
          Mar-04            403             222              45%

As of March 31, 2004, the Bank's US$222 million exposure in Argentina, net of allowance for credit losses, represented 36% of the total equity capital of the Bank, compared to 41% as of December 31, 2003, and 115% as of March 31, 2003.

The Bank's exposure in Argentina as of March 31, 2004, December 31, 2003 and March 31, 2003 is presented in the following table:


(In US$ million)
---------------------------------------------------------------------------------------------------------
                                                                    Acceptances
                                         Loans     Investments          and          Total     Repurchase
                                                                   Contingencies               Agreements
---------------------------------------------------------------------------------------------------------
Nominal Value ("gross portfolio")        $362          $10              $31          $403         $132

Impairment loss                          n.a.           (4)             n.a.           (4)           0
                                         ----          ---              ---          ----         ----

Credit Portfolio at Mar. 31, 2004         362            5               31           399          132

Specific allowance for credit losses     (157)         n.a.             (20)         (176)           0

Collateral (U.S. Treasury Strips)           0            0                0             0         (132)
                                         ----          ---              ---          ----         ----
---------------------------------------------------------------------------------------------------------
Net Exposure at Mar. 31, 2004            $205           $5              $11          $222           $0
                                         ====          ===              ===          ====         ====
---------------------------------------------------------------------------------------------------------
Net Exposure at Dec. 31, 2003            $223           $5              $11          $240           $0
                                         ====          ===              ===          ====         ====
---------------------------------------------------------------------------------------------------------
Net Exposure at Mar. 31, 2003            $332          $42              $28          $401           $0
                                         ====          ===              ===          ====         ====
---------------------------------------------------------------------------------------------------------

As of March 31, 2004, the Bank's gross portfolio in Argentina amounted to US$403 million, a reduction of US$421 million, or 51%, compared to March 31, 2003, and US$37 million, or 8%, since December 31, 2003. The US$37 million reduction in the first quarter of 2004 was mainly due to the repayments under restructured Argentine loans.

The Bank's entire exposure in Argentina continues to be denominated in U.S. dollars (93%) and Euros (7%). The Argentine credit portfolio distribution by industry type as of March 31, 2004 was as follows:

   (In US$ million, except percentages)
   ------------------------------------------------------------------------
                                           Claims (Credit Portfolio)
                Industry                       As of Mar. 31/04         %
   ------------------------------------------------------------------------
   Non-Financial Entities

       Beverage                                      $22                 5%

       Telecommunications                              4                 1%

       Food production                                15                 4%

       Mining and oil and gas extraction              50                12%

       Primary metal manufacturing                     6                 1%

       Utilities                                      46                12%
                                                    ----               ---
   ------------------------------------------------------------------------
         Total Non-Financial Entities               $142                36%
   ------------------------------------------------------------------------

   Financial Institutions

       Controlled subsidiaries of
         major US and European Banks                 $48                12%

       State owned banks guaranteed
         by third party paper                         64                16%

       State-owned banks                             144                36%
                                                    ----               ---
   ------------------------------------------------------------------------
         Total Financial Institutions               $256                64%
   ------------------------------------------------------------------------
         Total                                      $399               100%
                                                    ====               ===

In addition, as of March 31, 2004, the Bank had reverse repurchase agreements with Argentine counterparties totaling US$132 million, which were fully collateralized with U.S. Treasury securities, an amount unchanged from December 31, 2003 and March 31, 2003. These assets are classified as U.S. country risk.

Interest payments on Argentine credits (loans and securities) are recorded on a cash basis. The Bank collected interest from Argentine borrowers of approximately US$5 million during the first quarter 2004, an amount unchanged from the fourth quarter of 2003. The ratio of interest collected from Argentine borrowers to total interest payments due and payable from these borrowers during the first quarter 2004 was 98%, a figure unchanged from the fourth quarter 2003, and compared to 74% during the first quarter of 2003. Although significant amounts of interest have been received on a consistent basis from most of the Bank's clients in the country, the ultimate collection of principal on these credits is evaluated separately.

The composition and maturity profile of the Argentine credit portfolio in terms of restructured loans as of March 31, 2004 was as follows:

(In US$ million, except percentages)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                               Payments scheduled
                                                           Outstanding     ------------------------------------------------------
                                                              As of                                                          Past
Status                                                    Mar. 31, 2004     %       2004     2005     2006     2007-2010      Due
---------------------------------------------------------------------------------------------------------------------------------
Performing under original terms                                 $28          7%      $3       $11      $12         $2          $0

Restructured and performing under renegotiated terms            321         81%      56        62       73        129           0

In negotiations to be restructured (current in interest)         16          4%      16         0        0          0           0

Not yet restructured and not paying interest                     34          8%       5         8        0          0          22
                                                               ----        ---      ---       ---      ---       ----         ---
---------------------------------------------------------------------------------------------------------------------------------
Total                                                          $399        100%     $80       $81      $85       $131         $22
                                                               ====                 ===       ===      ===       ====         ===
---------------------------------------------------------------------------------------------------------------------------------

The portfolio of restructured and performing loans, under the renegotiated terms, has an average life of 2.3 years. No restructurings have involved discounts or losses of principal. Assets not yet restructured and not paying interest consist of obligations from four companies in the utilities sector.

BRAZILIAN EXPOSURE

At March 31, 2004, December 31, 2003, and March 31, 2003, the Bank's exposure in Brazil was as follows:

(In US$ million)
--------------------------------------------------------------------------------
                                    Loans   Investments   Contingencies  Total
--------------------------------------------------------------------------------
Nominal Value                        $948        $15          $110       $1,073

Fair value adjustments               n.a.          1          n.a.            1
                                     ----       ----         -----       ------

Credit Portfolio at Mar. 31, 2004     948         16           110        1,074

Allowance for credit losses           (33)      n.a.            (1)         (33)
                                     ----       ----         -----       ------
--------------------------------------------------------------------------------

Net Exposure at Mar. 31, 2004        $915        $16          $109       $1,040
                                     ====       ====         =====       ======
--------------------------------------------------------------------------------

Net Exposure at Dec. 31, 2003        $978        $16          $125       $1,119
                                     ====       ====         =====       ======
--------------------------------------------------------------------------------

Net Exposure at Mar. 31, 2003        $851        $31          $187       $1,069
                                     ====       ====         =====       ======
--------------------------------------------------------------------------------

As of March 31, 2004, the Bank's credit exposure in Brazil was composed of 78% obligations due from banks and 22% from non-financial entities, a distribution unchanged from December 31, 2003. As of March 31, 2004, the trade finance segment of the Brazilian credit portfolio was 82%, compared to 78% as of December 31, 2003, and 65% as of March 31, 2003.

 At the end of the first quarter of 2004, the Brazilian portfolio had no past due interest amounts, and included one impaired loan on non-accrual status in the amount of US$47 million to a Brazilian corporation, for which the Bank has established a US$17 million specific allowance for possible loan losses. During the first quarter of 2004, the Bank collected interest income on a cash basis of US$0.9 million from this borrower, versus US$1.6 million of interest income collected in the fourth quarter of 2003, due to lower interest payment scheduled maturities.

LIQUIDITY

Deposits increased by 25% to US$719 million from a year ago, primarily reflecting new deposits from central banks and state-owned companies in the Region.

Since the third quarter of 2003, the Bank has been managing its liquidity funds to gradually match historical levels. The Bank's net cash position (cash due from banks, plus interest bearing deposits with banks) as a percentage of its overall balance sheet was 7.6% at the end of the first quarter of 2004, compared to 9.9% as of December 31, 2003, and 18.8% as of March 31, 2003, respectively. The Bank's net cash position represented 25.6% of deposits as of March 31, 2004, 35.9% as of December 31, 2003, and 92.9% as of March 31, 2003.

ASSET QUALITY

The Bank's US$237 million allowance for credit losses as of March 31, 2004 compares to an allowance of US$258 million as of December 31, 2003, and US$446 million as of March 31, 2003. The US$21 million decrease in the allowance for credit losses in the first quarter of 2004 was principally due to: i) a US$19 million reduction in specific reserves assigned to Argentine credits as a result of principal payments received on restructured loans and prepayments; ii) a US$5 million reduction in general reserves mainly as a result of the reduction of the Bank's exposure in Brazil and Venezuela; and iii) US$3 million increase in general reserves in the Dominican Republic.

The following table sets forth changes in the Bank's allowance for credit losses for the quarters ended at the dates indicated:

(In US$ million)
----------------------------------------------------------------------------------------------------
                                           31-MAR-03   30-JUN-03   30-SEP-03   31-DEC-03   31-MAR-04
----------------------------------------------------------------------------------------------------
Allowance for credit losses
At beginning of period                        $453.1      $445.6      $322.8      $272.3      $258.3
   Provisions  charged  to  expense (1)          0.3       -44.6        -5.1        -9.4       -21.4
   Credit recoveries                             0.0         0.0         2.0         0.0         0.0
   Credits  written-off against the
   allowance                                    -7.8       -78.2       -47.4        -4.6         0.0
                                              ------      ------      ------      ------      ------
----------------------------------------------------------------------------------------------------
Balance at end of period                      $445.6      $322.8      $272.3      $258.3      $236.9
                                              ======      ======      ======      ======      ======
----------------------------------------------------------------------------------------------------

(1) Includes reversals in the provision for loan losses of US$44.1 million, US$9.9 million and US$8.7 million as a result of the sale of Argentine loans during the 2Q03, 3Q03 and 4Q03, respectively.

At March 31, 2004, the allowance for credit losses and net exposure on a per country basis was as follows:

(In US$ million)
-----------------------------------------------------------------------------------------------
                                                                      Investments
                       Loans and                        Loans and       (Net of
                     Contingencies    Allowance for   Contingencies   impairment
                    (Nominal Value)   credit losses    (Net Value)       loss)     Net Exposure
-----------------------------------------------------------------------------------------------
Argentina                $393            $(176)           $217            $5            $222

Brazil                  1,058             (33)           1,024            16           1,040

Other Countries         1,180             (27)           1,153            57           1,210
                       ------           -----           ------           ---          ------
-----------------------------------------------------------------------------------------------
Total                  $2,631           $(237)          $2,394           $78          $2,473
                       ======           =====           ======           ===          ======
-----------------------------------------------------------------------------------------------

PERFORMANCE AND CAPITAL RATIOS

At the end of the first quarter of 2004, the number of common shares outstanding was 39.4 million, compared to 17.3 million common shares outstanding at March 31, 2003, reflecting a 22 million increase in the number of shares resulting from the issuance of new equity capital in the amount of US$147 million at the end of the second quarter of 2003.

The return on average shareholder's equity and the return on average assets for the first quarter of 2004 were 20.2% and 4.7%, respectively, compared to 11.2% and 2.7%, respectively, for the fourth quarter of 2003, and 12.1% and 1.5%, respectively, for the first quarter of 2003.

Although the Bank is not subject to the capital adequacy requirements of the Federal Reserve Board, if the Federal Reserve Board risk-based capital adequacy requirements were applied, the Bank's Tier 1 and Total Capital Ratios as of March 31, 2004 would have been 37.9% and 39.2%, respectively. Equivalent figures for December 31, 2003, would have been 35.4% and 36.7%, respectively, and 18.2% and 19.4%, respectively, for March 31, 2003.

RECENT EVENTS

o Indexed Option Plan: On April 13, 2004, the Board of Directors granted options to purchase Class E shares under a new indexed option plan for Executive Officers and Directors. The plan uses an option exercise price, which is indexed to a customized Latin American general market index. The underlying rationale of the plan is to reward option holders for BLADEX stock price performance superior to the market index. Options have a seven-year term, with cliff vesting after four years. Depending on position and individual performance, executive officers are eligible for grants equivalent to 40% to 100% of yearly salary. Directors are eligible for grants valued at US$10,000 per year, except for the Chairman, who is eligible for a US$15,000 yearly grant.

o Payment of Quarterly Dividends - On April 5, 2004, BLADEX's paid quarterly cash dividends of US$0.10 per common share.

o Annual Shareholders Meeting - BLADEX's Annual Shareholders Meeting took place on April 14, 2004, in Panama. At this meeting, Herminio Blanco, William Hayes and Alexandre Lodygensky were elected to fill the three available Director positions representing Class E shares. Two of these three Class E Board seats represent positions formerly held by representatives of the Bank's Class B shares, which were forfeited to the Class E shareholders when the Class B ownership of the Bank fell below 10%. Also, during the Annual Shareholders' meeting, Maria da Graca Franca was elected as a Class A Director, and CEO Jaime Rivera was elected as a Director to represent all share classes.

ABOUT BLADEX

BLADEX is a multinational Bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and commercial banks in 23 countries of the Region, as well as international banks and private investors. Through March 31, 2004, over its 25 years of operations, BLADEX had disbursed accumulated credits of over US$125 billion in the Region.

Note: Various numbers and percentages set out in this press release have been rounded, and accordingly, may not total exactly.

--------------------------------------------------------------------------------
This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the trend of pressure on margins reversing itself as credit demand strengthens and the increase in interest rates in the future. These forward-looking statements reflect the expectations of the Bank's management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: a decline in the willingness of international lenders and depositors to provide funding to the Bank, causing a contraction of the Bank's credit portfolio, adverse economic or political developments in the Region, particularly in Argentina or Brazil, which could increase the level of impaired loans in the Bank's loan portfolio and, if sufficiently severe, result in the Bank's allowance for probable credit losses being insufficient to cover losses in the portfolio, unanticipated developments with respect to international banking transactions (including among other things, interest rate spreads and competitive conditions), a change in the Bank's credit ratings, events in Argentina and Brazil or other countries in the Region unfolding in a manner that is detrimental to the Bank, or which might result in adequate liquidity being unavailable to the Bank, or the Bank's operations being less profitable than anticipated.
--------------------------------------------------------------------------------

There will be a conference call to discuss the quarterly results on May 5, 2004 at 11:00 a.m. New York City time. For those interested in participating, please call (800) 500-0177 in the United States or, if outside the United States, please dial (719) 457-2679. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID#202247 to the telephone operator five minutes before the call is set to begin. There will also be a live audio webcast of the event at www.blx.com.

The BLADEX Conference Call will become available for review on Conference Replay one hour after the conclusion of the conference call, and will remain available through May 6, 2004. Please dial (888) 203-1112 or (719) 457-0820 and follow the instructions. The Conference ID# for the call that will be replayed is 202247.

                                      CONSOLIDATED BALANCE SHEET                                                       EXHIBIT I
--------------------------------------------------------------------------------------------------------------------------------
                                                              AT THE END OF,
                                                 ---------------------------------------
                                                     (A)           (B)           (C)
                                                   Mar. 31,      Dec. 31,      Mar. 31,    (C) - (B)        (C) - (A)
                                                     2003          2003          2004       CHANGE      %     CHANGE         %
--------------------------------------------------------------------------------------------------------------------------------
                                                       (In US$ thousands, except percentages)
ASSETS
Cash and due from banks .....................        $1,030          $868        $2,565      $1,697   196 %     $1,535     149 %
Interest-bearing deposits with banks (1) ....       537,127       253,946       183,800     (70,146)  (28)    (353,327)    (66)
Securities purchased under agreements
  to resell .................................       132,022       132,022       132,022           0     0            0       0
Securities available for sale ...............       145,341        48,341        48,858         517     1      (96,483)    (66)
Securities held to maturity .................        10,798        29,452        29,087        (365)   (1)      18,289     169
Loans .......................................     2,380,877     2,275,031     2,181,538     (93,493)   (4)    (199,340)     (8)
Less:
  Allowance for loan losses .................      (414,553)     (224,347)     (206,010)     18,338    (8)     208,544     (50)
  Unearned income ...........................        (7,333)       (4,282)       (2,711)      1,571   (37)       4,622     (63)
                                                 ----------    ----------    ----------   ---------          ---------
Loans, net ..................................     1,958,991     2,046,402     1,972,817     (73,585)   (4)      13,826       1

Customers' liabilities under acceptances ....        28,473        29,006        40,516      11,510    40       12,043      42
Premises and equipment ......................         4,798         4,119         3,886        (232)   (6)        (912)    (19)
Accrued interest receivable .................        14,511        10,931        10,585        (345)   (3)      (3,925)    (27)
Derivatives financial instruments - assets ..         3,082         2,256         2,366         110     5         (717)    (23)
Other assets ................................        15,824         6,214         5,495        (719)  (12)     (10,329)    (65)
                                                 ----------    ----------    ----------   ---------          ---------

TOTAL ASSETS ................................    $2,851,998    $2,563,556    $2,431,997   ($131,558)   (5)%  ($420,000)    (15)%
                                                 ==========    ==========    ==========   =========          =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
  Noninterest-bearing - Demand ..............       $24,456       $19,370       $21,101      $1,731     9 %    ($3,355)    (14)%
  Interest-bearing - Time ...................       552,935       683,585       698,011      14,426     2      145,076      26
                                                 ----------    ----------    ----------   ---------          ---------
Total Deposits ..............................       577,391       702,955       719,112      16,157     2      141,721      25

Short-term borrowings and placements ........       664,923       687,214       575,627    (111,587)  (16)     (89,296)    (13)
Medium and long-term borrowings
  and placements ............................     1,146,448       485,516       416,305     (69,211)  (14)    (730,142)    (64)

Acceptances outstanding .....................        28,473        29,006        40,516      11,510    40       12,043      42
Accrued interest payable ....................         9,437         5,432         5,778         347     6       (3,659)    (39)
Derivatives financial instruments -
  liabilities ...............................        18,810        13,021         8,271      (4,750)  (36)     (10,539)    (56)
Reserve for losses on off-balance sheet
  credit risk ...............................        31,011        33,973        30,922      (3,051)   (9)         (90)     (0)
Redeemable preferred stock (2) ..............             0        10,946        11,039          92     1       11,039       0
Other liabilities ...........................        12,580        11,163        13,147       1,983    18          567       5
                                                 ----------    ----------    ----------   ---------          ---------
Total other liabilities .....................       100,312       103,542       109,673       6,131     6        9,361       9
TOTAL LIABILITIES ...........................    $2,489,073    $1,979,227    $1,820,717   ($158,510)   (8)%  ($668,357)    (27)%
                                                 ----------    ----------    ----------   ---------          ---------

REDEEMABLE PREFERRED STOCK (2) ..............       $12,458            $0            $0          $0     0%    ($12,458)   (100)%

STOCKHOLDERS' EQUITY
Common stock, no par value ..................       133,236       279,978       279,978
Treasury stock ..............................       (85,634)      (85,570)      (85,570)
Capital surplus .............................       145,489       133,817       133,817
Capital reserves ............................        95,210        95,210        95,210
Accumulated other comprehensive income ......        11,049         9,876        10,933
Retained earnings ...........................        51,116       151,017       176,912
                                                 ----------    ----------    ----------

 TOTAL STOCKHOLDERS' EQUITY .................      $350,466      $584,329      $611,280     $26,952     5 %   $260,814      74 %
                                                 ----------    ----------    ----------   ---------          ---------

TOTAL LIABILITIES, REDEEMABLE PREFERRED
  STOCK, AND STOCKHOLDERS' EQUITY ...........    $2,851,998    $2,563,556    $2,431,997   ($131,558)   (5)%  ($420,000)    (15)%
                                                 ==========    ==========    ==========   =========          =========
--------------------------------------------------------------------------------------------------------------------------------

(1) Interest-bearing deposits with banks include pledged certificate of deposit of US$2.2 million at March 31, 2004, and at December 31, 2003, and US$2.0 million at March 31, 2003.
(2) SFAS 150 regarding the inclusion of reedemable preferred stock as part of the "other liability" line item was effective as of July 1, 2003.

                              CONSOLIDATED STATEMENT OF OPERATIONS                                                     EXHIBIT II
---------------------------------------------------------------------------------------------------------------------------------
                                                                   FOR THE THREE MONTHS ENDED
                                                           -----------------------------------------
                                                             (A)        (B)        (C)
                                                           Mar. 31,   Dec. 31,   Mar. 31,  (C) - (B)           (C) - (A)
                                                             2003       2003       2004      CHANGE      %       CHANGE      %
---------------------------------------------------------------------------------------------------------------------------------
                                                           (In US$ thousands, except percentages)
INCOME STATEMENT DATA:
Interest income .......................................    $27,840    $21,522    $19,508    ($2,014)     (9)%   ($8,331)    (30)%
Interest expense ......................................    (14,069)    (8,253)    (8,186)        67      (1)      5,883     (42)
                                                           -------    -------    -------    -------             -------
NET INTEREST INCOME ...................................     13,770     13,270     11,322     (1,947)    (15)     (2,448)    (18)

Provision for loan losses .............................      7,325     14,661     18,338      3,678      25      11,013     150
                                                           -------    -------    -------    -------             -------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES ...     21,096     27,930     29,660      1,730       6       8,565      41

OTHER INCOME (EXPENSE):
Commission income, net ................................      2,430      1,400      1,674        275      20        (755)    (31)
Provision for losses on off-balance sheet
  credit risk .........................................     (7,642)    (5,127)     3,051      8,178    (160)    10,693     (140)
Derivatives and hedging activities ....................       (802)      (199)       113        313    (157)       915     (114)
Impairment loss on securities .........................         (3)         0          0          0    n.a.          3     (100) (*)
Gain on early extinguishment of debt ..................          0          0          6          6    n.a.          6     n.a.  (*)
Gain (loss) on foreign currency exchange ..............        (27)         3         (1)        (3)   (125)        26      (98)
Other income ..........................................        (91)        38         14        (24)   (64)        105     (115)
                                                           -------    -------    -------    -------             -------
NET OTHER INCOME (EXPENSE) ............................     (6,135)    (3,886)     4,858      8,744    (225)    10,993     (179)

OPERATING EXPENSES:
Salaries and other employee expenses ..................     (2,549)    (4,298)    (2,377)     1,921     (45)        173      (7)
Depreciation of premises and equipment ................       (376)      (381)      (359)        22      (6)         17      (4)
Professional services .................................       (488)      (984)      (507)       478     (49)        (18)      4
Maintenance and repairs ...............................       (214)      (335)      (256)        79     (24)        (42)     20
Other operating expenses ..............................       (958)    (1,813)    (1,190)       623     (34)       (233)     24
                                                           -------    -------    -------    -------             -------
TOTAL OPERATING EXPENSES ..............................     (4,585)    (7,812)    (4,689)     3,123     (40)       (104)      2

NET INCOME ............................................    $10,376    $16,233    $29,830    $13,597      84     $19,453     187
                                                           =======    =======    =======    =======             =======
NET INCOME AVAILABLE FOR COMMON
 STOCKHOLDERS .........................................    $10,127    $16,233    $29,830    $13,597      84     $19,703     195

PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend ............       0.58       0.41       0.76
Diluted earnings per share ............................       0.58       0.41       0.76

COMMON SHARES OUTSTANDING:
Period average ........................................     17,343     39,343     39,353

PERFORMANCE RATIOS:
Return on average assets ..............................       1.46%      2.71%     4.71%
Return on average common stockholders' equity .........      12.13%     11.15%    20.20%
Net interest margin ...................................       1.73%      2.07%     1.69%
Net interest spread ...................................       1.13%      1.41%     1.11%
Total operating expenses to total average assets ......       0.65%      1.31%     0.74%
---------------------------------------------------------------------------------------------------------------------------------

(*) The meaning of the abbreviation "n.a." for the percentage change of periods presented means not applicable.

                         SUMMARY CONSOLIDATED FINANCIAL DATA                                             EXHIBIT III
 (Consolidated Statement of Operations, Balance Sheet and Selected Financial Ratios)
--------------------------------------------------------------------------------------------------------------------
                                                                                FOR THE THREE MONTHS ENDED MARCH 31,
                                                                                           2003              2004
--------------------------------------------------------------------------------------------------------------------
                                                               (In US$ thousands, except per share amounts & ratios)
INCOME STATEMENT DATA:
Net interest income ............................................................          $13,770           $11,322
Provision for loan losses and off-balance sheet credit risk ....................             (317)           21,389
Commission income, net .........................................................            2,430             1,674
Derivatives and hedging activities .............................................             (802)              113
Impairment loss on securities ..................................................               (3)                0
Gain on early extinguishment of debt ...........................................                0                 6
Gain (loss) on foreign currency exchange .......................................              (27)               (1)
Other income ...................................................................              (91)               14
Operating expenses .............................................................           (4,585)           (4,689)
                                                                                        ---------         ---------
NET INCOME .....................................................................          $10,376           $29,830
                                                                                        =========         =========
Net income available for common stockholders ...................................          $10,127           $29,830

BALANCE SHEET DATA:
Loans, net .....................................................................        1,958,991         1,972,817
Securities purchased under agreements to resell ................................          132,022           132,022
Investment securities ..........................................................          156,139            77,945
Total assets ...................................................................        2,851,998         2,431,997
Deposits .......................................................................          577,391           719,112
Short-term borrowings and placements ...........................................          664,923           575,627
Medium and long-term borrowings and placements .................................        1,146,448           416,305
Redeemable preferred stock (1) .................................................                0            11,039
Total liabilities ..............................................................        2,489,073         1,820,717
Redeemable preferred stock .....................................................           12,458                 0
Common stockholders' equity ....................................................          350,466           611,280

PER COMMON SHARE DATA:
Net income, after Preferred Stock dividend .....................................             0.58              0.76
Diluted earnings per share .....................................................             0.58              0.76
Book value (period average) ....................................................            19.50             15.09
Book value (period end) ........................................................            20.19             15.53

COMMON SHARES OUTSTANDING:
Period average .................................................................           17,343            39,353
Period end .....................................................................           17,343            39,353

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets .......................................................             1.46%             4.71%
Return on average stockholders' equity .........................................            12.13%            20.20%
Net interest margin ............................................................             1.73%             1.69%
Net interest spread ............................................................             1.13%             1.11%
Total operating expenses to total average assets ...............................             0.65%             0.74%

ASSET QUALITY RATIOS:
Non-accruing loans and investments to total loan and investment  portfolio .....            26.66%            17.35%
Net charge offs to total loan and investment portfolio .........................             0.29%             0.00%
Allowance for loan losses to total loans .......................................            17.47%             9.46%
Allowance for loan losses to non-accruing loans ................................            62.06%            50.37%
Allowance for losses on off-balance sheet credit risk to total
  contingencies ................................................................             5.05%             9.73%

CAPITAL RATIOS:
Common stockholders' equity to total assets ....................................            12.29%            25.13%
Tier 1 capital to risk-weighted assets .........................................            18.16%            37.91%
Total capital to risk-weighted assets ..........................................            19.41%            39.16%
--------------------------------------------------------------------------------------------------------------------

(1) SFAS 150 regarding the inclusion of reedemable preferred stock as part of the "other liability" line item was effective as of July 1, 2003.

                              CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES                                       EXHIBIT IV

------------------------------------------------------------------------------------------------------------------------------------
                                                                        FOR THE THREE MONTHS ENDED,
                                        --------------------------------------------------------------------------------------------
                                                 March 31, 2003               December 31, 2003                March 31, 2004
                                        -----------------------------   -----------------------------   ----------------------------
                                          AVERAGE               AVG.      AVERAGE               AVG.      AVERAGE              AVG.
                                          BALANCE    INTEREST   RATE      BALANCE    INTEREST   RATE      BALANCE    INTEREST  RATE
                                        -----------------------------   -----------------------------   ----------------------------
                                                                    (In US$ thousands, except percentages)
INTEREST EARNING ASSETS
Interest-bearing deposits
  with banks ........................     $531,334    $1,655    1.25%     $301,941      $720    0.93%     $268,117      $637   0.94%
Securities purchased under
  agreements to resell ..............      132,022       681    2.06       132,022       624    1.85       132,022       617   1.85
Loans, net of discount ..............    1,720,598    16,734    3.89     1,556,705    12,096    3.04     1,797,936    11,326   2.49
Impaired loans ......................      678,265     6,107    3.60       460,126     6,599    5.61       425,624     5,499   5.11
Investment securities ...............      158,475     2,662    6.72        90,135     1,484    6.44        77,513     1,429   7.30

TOTAL INTEREST EARNING ASSETS .......   $3,220,693   $27,840    3.46%   $2,540,929   $21,522    3.31%   $2,701,212   $19,508   2.86%

Non interest earning assets .........      $57,194                         $59,504                         $57,149
Allowance for loan losses ...........    (422,924)                        (235,680)                       (217,696)
Other assets ........................       21,532                           8,768                           8,453

TOTAL ASSETS ........................   $2,876,496                      $2,373,521                      $2,549,117

INTEREST BEARING LIABILITITES
Deposits ............................     $561,471    $2,001    1.43%     $636,163    $1,915    1.18%     $709,712    $2,093   1.17%
Short-term borrowings
  and placements ....................      647,790     3,509    2.17       513,653     2,138    1.63       652,615     2,406   1.46
Medium and long-term borrowings
  and placements ....................    1,210,421     8,559    2.83       536,080     3,834    2.80       476,810     3,504   2.91
Redeemable preferred stock (1) ......            0         0    n.a.        10,405             13.75        10,885             6.64
                                                                                         366                             183

TOTAL INTEREST BEARING LIABILITIES ..   $2,419,682   $14,069    2.33%   $1,696,301    $8,253    1.90%   $1,850,023    $8,186   1.75%

Non interest bearing liabilities
  and other liabilities .............     $105,885                         $99,738                        $105,177

TOTAL LIABILITIES ...................    2,525,567                       1,796,038                       1,955,200

REDEEMABLE PREFERRED STOCK (1) ......       12,472                               0                               0
STOCKHOLDERS' EQUITY ................      338,457                         577,483                         593,917

TOTAL LIABILITIES, REDEEMABLE
PREFERRED STOCK AND
STOCKHOLDERS' EQUITY ................   $2,876,496                      $2,373,521                      $2,549,117

NET INTEREST SPREAD .................                           1.13%                           1.41%                          1.11%
                                                                ----                            ----                           ----
NET INTEREST INCOME AND NET
  INTEREST MARGIN ...................                $13,770    1.73%                $13,270    2.07%                $11,322   1.69%
                                                     -------    ----                 -------    ----                 -------   ----
------------------------------------------------------------------------------------------------------------------------------------

(1) SFAS 150 regarding the inclusion of reedemable preferred stock as part of the "other liability" line item was effective as of July 1, 2003.

                                                CONSOLIDATED STATEMENT OF OPERATIONS                                      EXHIBIT V
                                          (In US$ thousands, except percentages & ratios)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           FOR THE
                                                         FOR THE                                                FOR THE     THREE
                                                           YEAR              FOR THE THREE MONTHS ENDED           YEAR      MONTHS
                                                          ENDED                                                  ENDED      ENDED
                                                        DEC 31/02  MAR 31/03  JUN 30/03  SEP 30/03  DEC 31/03  DEC 31/03  MAR 31/04
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Interest income ....................................    $165,800    $27,840    $26,265    $22,769    $21,522    $98,395    $19,508
Interest expense (1) ...............................    (101,021)   (14,069)   (12,748)    (9,339)    (8,253)   (44,408)    (8,186)
                                                       ---------    -------    -------    -------    -------   --------    -------
NET INTEREST INCOME ................................      64,779     13,770     13,517     13,430     13,270     53,987     11,322

Provision for loan losses ..........................    (272,586)     7,325     37,429     10,093     14,661     69,508     18,338
                                                       ---------    -------    -------    -------    -------   --------    -------
NET INTEREST INCOME (LOSS) AFTER
PROVISION FOR LOAN LOSSES ..........................    (207,807)    21,096     50,946     23,523     27,930    123,495     29,660

OTHER INCOME (EXPENSE):
Commission income, net (1) .........................       8,886      2,430      1,835      1,782      1,400      7,446      1,674
Provision for losses on off-balance sheet
  credit risk ......................................      (6,170)    (7,642)     7,209     (5,043)    (5,127)   (10,603)     3,051
Derivatives and hedging activities .................        (341)      (802)      (320)    (6,667)      (199)    (7,988)       113
Impairment loss on securities ......................     (44,268)        (3)      (875)       (75)         0       (953)         0
Gain on early extinguishment of debt ...............       1,430          0        789          0          0        789          6

Gain on sale of securities available for sale ......         184          0     13,351      8,860          0     22,211          0
Gain (loss) on foreign currency exchange ...........         301        (27)      (534)       176          3       (382)        (1)
Other income .......................................         553        (91)        93          2         38         42         14
                                                       ---------    -------    -------    -------    -------   --------    -------
NET OTHER INCOME (EXPENSE) .........................     (39,425)    (6,135)    21,547       (965)    (3,886)    10,562      4,858
TOTAL OPERATING EXPENSES ...........................     (19,259)    (4,585)    (5,410)    (4,755)    (7,812)   (22,561)    (4,689)
INCOME (LOSS) FROM CONTINUING OPERATIONS, NET ......    (266,492)    10,376     67,084     17,803     16,233    111,496     29,830

DISCONTINUED OPERATIONS:
Loss from operations and disposal of
  business segment .................................      (2,346)         0          0          0          0          0          0
                                                       ---------    -------    -------    -------    -------   --------    -------
NET INCOME (LOSS) ..................................   ($268,838)   $10,376    $67,084    $17,803    $16,233   $111,496    $29,830
                                                       =========    =======    =======    =======    =======   ========    =======
NET INCOME (LOSS) AVAILABLE FOR STOCKHOLDERS .......   ($269,850)   $10,127    $66,899    $17,803    $16,233   $111,130    $29,830

-----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Net income (loss) after preferred stock dividend ...     ($15.56)     $0.58      $3.65      $0.45      $0.41      $3.88      $0.76

PERFORMANCE RATIOS
Return on average assets ...........................       -6.47%      1.46%      9.79%      2.83%      2.71%      4.24%      4.71%
Return on average common stockholder's equity ......      -60.48%     12.13%     70.25%     12.65%     11.15%     23.91%     20.20%
Net interest margin ................................        1.48%      1.73%      1.78%      1.96%      2.07%      1.87%      1.69%
Net interest spread ................................        0.96%      1.13%      1.18%      1.31%      1.41%      1.23%      1.11%
Total operating expenses to average assets .........        0.46%      0.65%      0.79%      0.76%      1.31%      0.86%      0.74%
-----------------------------------------------------------------------------------------------------------------------------------

(1) For 2002, commission expenses related to borrowings and placements were re-classified from commission expense and other charges to interest expense to conform with the presentation for 2003 in accordance with US GAAP.

                                                                                           EXHIBIT VI

                                           CREDIT PORTFOLIO
                                       DISTRIBUTION BY COUNTRY
                                           (In US$ million)

                                        -------------------------------------------------------------

                                        -------------------------------------------------------------
                                          (A)          (B)          (C)
                                        31MAR03      31DEC03      31MAR04      (C) - (A)    (C) - (B)
COUNTRY                                 -------------------------------------------------------------

 ARGENTINA .......................        $758         $435         $399        ($360)        ($36)
 BOLIVIA .........................          12            0            0          (12)          (0)
 BRAZIL ..........................       1,141        1,154        1,074          (67)         (80)
 CHILE ...........................          70          133          137           67            4
 COLOMBIA ........................          71          123           81            9          (42)
 COSTA RICA ......................          37           75           51           14          (23)
 DOMINICAN REPUBLIC ..............         242           37           25         (217)         (11)
 ECUADOR .........................          97           87           77          (20)         (10)
 EL SALVADOR .....................           9           31           34           25            3
 GUATEMALA .......................          30           36           36            5           (0)
 HONDURAS ........................           0            0            1            1            1
 JAMAICA .........................          22           25           22           (0)          (3)
 MEXICO ..........................         214          247          333          118           86
 NICARAGUA .......................          11           14           11            0           (3)
 PANAMA ..........................          29           44           51           21            7
 PARAGUAY ........................           1            0            0           (1)           0
 PERU ............................         139          106          105          (34)          (2)
 TRINIDAD & TOBAGO ...............          91          100           86           (5)         (14)
 VENEZUELA .......................         147           61           48          (99)         (13)
 OTHER (1) .......................         160          139          139          (21)           0
                                        ------       ------       ------        -----        -----

TOTAL CREDIT PORTFOLIO (2) .......      $3,283       $2,847       $2,710        ($574)       ($137)

UNEARNED INCOME (3) ..............         ($7)         ($4)         ($3)          $5           $2
                                        ------       ------       ------        -----        -----

TOTAL CREDIT PORTFOLIO,
      NET OF UNEARNED INCOME .....      $3,276       $2,843       $2,707        ($569)       ($136)
                                        ======       ======       ======        =====        =====
-----------------------------------------------------------------------------------------------------

(1) Includes: (i) securities purchased under agreements to resell with Argentine counterparties of US$132 million at March 31, 2004, which were fully collaterized with US Treasury securities, and which the Bank classifies as US country risk; (ii) guarantees issued of US$7 million at March 31, 2004 to a Multilateral Bank in Honduras with shareholder composition of 16% in Guatemala, Costa Rica, El Salvador, Honduras, Nicaragua, 11% in Taiwan, and 9% in Mexico; and (iii) a US$52 thousand letter of credit confirmed for a bank in Spain.

(2) Includes book value of loans, fair value of investment securities, securities purchased under agreements to resell, acceptances, and contingencies including confirmed letters of credit, stand-by letters of credit and guarantees covering commercial and country risks. Includes credit commitments of US$39 million at March 31, 2004, which includes US$16 million in Brazil and US$23 million in Mexico; US$56 million at December 31, 2003, and US$112 million at March 31, 2003.

(3)   Represents unearned income for loans.